(d)(10)(i)

May 21, 2020

Ralph Peluso

Lazard Asset Management LLC

30 Rockefeller Plaza

New York, NY 10112

Dear Mr. Peluso:

This letter is to inform you that on Thursday, May 14, 2020, the Board of Trustees (the "Board") of Voya Mutual Funds ("VMF") approved the termination of the Sub-Advisory Agreement, dated November 18, 2014, between Voya Investments, LLC ("VIL") and Lazard Asset Management LLC ("Lazard") (the "Agreement").

Pursuant to Section 17 of the Agreement, it may be terminated with respect to Voya Multi-Manager International Equity Fund, a series of VMF (the "Fund") at any time, without penalty, by the Board upon 60 days' written notice to VIL and Lazard. Therefore, the Agreement will terminate in accordance with Section 17 of the Agreement, effective at the close of business on July 27, 2020. In the interim, we may be in contact to facilitate a smooth liquidation, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Respectfully,

/s/ Todd Modic Todd Modic Senior Vice President Voya Mutual Funds